Exhibit 21.1

SUBSIDIARIES

Atlantic Broadband Finance, Inc., a co-registrant in this exchange, is a subsidiary of Atlantic Broadband Finance, LLC. The following table sets forth the remaining subsidiaries of Atlantic Broadband Finance, LLC:

Subsidiary	Jurisdiction of Formation

Atlantic Broadband (Penn), LLC	Delaware

Atlantic Broadband (Delmar), LLC	Delaware

Atlantic Broadband (Miami), LLC	Delaware

Atlantic Broadband Management, LLC	Delaware